Exhibit 99.1

SilverCrest Options Cumobabi Property

TSX: SVL   NYSE MKT: SVLC For Immediate Release

VANCOUVER, BC – November 18, 2014 – SilverCrest Mines Inc. (“SilverCrest” or the “Company”) is pleased to announce it has signed a five year option agreement (the “Agreement”) with Evrim Resources Corp. (TSX.V: EVM) (“Evrim”) whereby SilverCrest can acquire a 100% interest in Evrim’s Cumobabi Property in the State of Sonora, Mexico. The Cumobabi Property is in the general vicinity of the Santa Elena mine and adjacent to the Ermitaño Property which was previously optioned by the Company (see news release dated January 14, 2014).

SilverCrest can earn a 100% interest in Cumobabi by paying US$75,000 upon signing the Agreement and US$50,000 each anniversary thereafter, completing a minimum of US$500,000 in exploration expenditures by the second anniversary, and delivering a Production Notice within five years, specifying mine and construction plans with accompanying permits.  Upon vesting, SilverCrest will no longer be required to make the annual payments and Evrim will retain a 1.5% Net Smelter Returns Royalty on the Cumobabi Property.

SilverCrest’s acquisition of the Cumobabi Property significantly consolidates SilverCrest’s land position in the vicinity of the Santa Elena Mine.  The concessions host the same early Tertiary andesite and rhyolite volcanic rocks with major structures that host the Santa Elena silver and gold low sulphidation epithermal mineralization. When combined with the recently acquired option on the Ermitaño Property, SilverCrest now controls over 300 square kilometres of mineral rights, prospective for gold and silver resources, adjacent to or in the near vicinity of the Santa Elena mine. The lands are considered to be highly prospective and are expected to play a strategic role in the organic growth of SilverCrest's resources.

Initial exploration work is planned on the Cumobabi Property by the Company in 2015.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, President and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (NYSE MKT: SVLC; TSX: SVL) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%‐owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high‐grade, epithermal silver and gold producer, with an estimated life of mine of 8 years at an average operating cash costs of $11 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the new 3,000 tonnes per day conventional mill facility at the Santa Elena Mine should recover an average of 1.5 million ounces of silver and 32,800 ounces of gold per annum over the current reserve life. Major expansion, including commissioning of the 3,000 tonnes per day conventional mill facility and underground mine, is complete and is expected to result in increased metals production at the Santa Elena Mine during the second half of 2014 and beyond. Exploration programs continue to result in new discoveries at Santa Elena and also have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State, Mexico.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future and include, without limitation, statements with respect to: the economic viability of a project; strategic plans and expectations for the development of the Company’s operations and Cumobabi and Ermitaño properties; the amount of mineral reserves and mineral resources; the amount of future production of gold and silver over any period; the amount of expected grades and ounces of metals and minerals; expected processing recoveries; cash operating costs and outflows; and life of mine.

These forward-looking statements relate to analyses and other information that are based on, without limitation, the following estimates and assumptions:  the presence of and continuity of metals at the Company’s projects; cost of production and productivity levels; plant and equipment function as anticipated; the availability of skilled labour; contracted parties provide goods and services on agreed time frame; ability to develop and finance projects; accuracy of the interpretations and assumptions used in calculating reserve and resource estimates; and operations not being disrupted or delayed by unusual geological or technical problems.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to environmental laws; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies, which may give rise to conflicts of interests.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Contact: Fred Cooper
Telephone: (604) 694-1730 ext. 108
Fax: (604) 694-1761
Toll Free: 1-866-691-1730
Email: info@silvercrestmines.com
Website: www.silvercrestmines.com
Suite 501 - 570 Granville Street, Vancouver, BC Canada V6C 3P1